SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33914

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

June 26, 2020

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of June 2020. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on July 21, 2020, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management,

Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

Cushing ETF Trust [File No. 811-23367]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On November 27, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $10,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on November 29, 2019, and amended on June 12, 2020.

Applicant's Address: kevin.hardy@skadden.com.

Oppenheimer Capital Appreciation Fund [File No. 811-03105]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Counselor Series Trust (Invesco Counselor Series Trust), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Capital Income Fund [File No. 811-01512]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Developing Markets Fund [File No. 811-07657]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Dividend Opportunity Fund [File No. 811-21208]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Equity Funds (Invesco Equity Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Emerging Markets Innovators Fund [File No. 811-22943]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com D.

Oppenheimer Emerging Markets Local Debt Fund [File No. 811-22400]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Global Focus Fund [File No. 811-22092]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM International Mutual Funds (Invesco International Mutual Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Global Fund [File No. 811-01810]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM International Mutual Funds (Invesco International Mutual Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Global High Yield Fund [File No. 811-22609]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Securities Funds (Invesco Investment Securities Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Global Multi-Asset Growth Fund [File No. 811-23052]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM International Mutual Funds (Invesco International Mutual Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Global Multi-Asset Income Fund [File No. 811-22993]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds),- and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Gold & Special Minerals Fund [File No. 811-03694]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Sector Funds (Invesco Sector Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer International Bond Fund [File No. 811-07255]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer International Equity Fund [File No. 811-06105]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM International Mutual Funds (Invesco International Mutual Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer International Growth Fund [File No. 811-07489]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM International Mutual Funds (Invesco International

Mutual Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Macquarie Global Infrastructure Fund [File No. 811-23135]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Master Loan Fund, LLC [File No. 811-22137]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Counselor Series Trust (Invesco Counselor Series Trust), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Senior Floating Rate Fund [File No. 811-09373]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Counselor Series Trust (Invesco Counselor Series Trust), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Senior Floating Rate Plus Fund [File No. 811-22844]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Counselor Series Trust (Invesco Counselor Series Trust), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Small Cap Value Fund [File No. 811-23090]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Sector Funds (Invesco Sector Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of

$1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

<u>Filing Date</u>: The application was filed on May 4, 2020.

<u>Applicant's Address</u>: Taylor.Edwards@invesco.com.

Oppenheimer Variable Account Funds [File No. 811-04108]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Variable Insurance Funds (Invesco Variable Insurance Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

<u>Filing Date</u>: The application was filed on May 4, 2020.

<u>Applicant's Address</u>: Taylor.Edwards@invesco.com.

Salt Funds Trust [File No. 811-23406]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Salt Low truBeta US Market ETF, a series of ETF Series Solutions, and on December 16, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $31,607.56 incurred in connection with the reorganization were paid by the applicant's investment adviser.

<u>Filing Date</u>: The application was filed on May 12, 2020.

<u>Applicant's Address</u>: michael.barolsky@usbank.com.

Small Cap Value Fund, Inc. [File No. 811-21782]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 9, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. No expenses were incurred in connection with the liquidation.

Filing Dates: The application was filed on December 10, 2019, and amended on June 18, 2020.

Applicant's Address: adamsaa@sbcglobal.net.

UBS Life Insurance Company USA Separate Account [File No. 811-07536]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant is not making and does not presently propose to make a public offering of its securities, and will continue to operate in reliance on section 3(c)(1) of the 1940 Act.

Filing Dates: The application was filed on May 2, 2019, and amended on May 18, 2020.

Applicant's Address: fredbellamy@eversheds-sutherland.us.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary